TNT DESIGNS, INC.
305 Madison Avenue
Suite 449
New York, New York 10165

May 2, 2006

VIA EDGAR
AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jeffrey A. Shady, Esq.

Re:	TNT Designs, Inc. Form SB-2, filed April 18, 2005 File No. 333-123941
Dear Mr. Shady:

Please be advised that the undersigned is the duly elected President and Director of TNT Designs, Inc. (the "Registrant"). Having been advised that the Commission has no further comments to the Registrant's Form SB-2 Registration Statement, the Registrant hereby requests acceleration of the effective date of the Registration Statement to Monday, May 8, 2006 at 9:30 a.m., or as soon thereafter as practicable.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant=s filing, please do not hesitate to contact me.

Very truly yours,

Anju Tandon